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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-48194

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Dempsey Financial Network, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2951 Piedmont Road, Suite 200
(No. and Street)

Atlanta	GA	30305
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

S. Kay Dempsey	(404) 266 - 8761	kd@dempseyserves.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Rd., Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/09	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, S. Kay Dempsey, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Dempsey Financial Network, Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RANDY LAI NOTARY PUBLIC FORSYTH COUNTY, GEORGIA MY COMMISSION EXPIRES SEPTEMBER 15, 2026

Signature: S. Kay Dempsey

Title: President, CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DEMPSEY FINANCIAL NETWORK, INC.

Financial Statements
For the Year Ended
December 31, 2022
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Dempsey Financial Network, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dempsey Financial Network, Inc. (the "Company") as of December 31, 2022, and the related notes. In our opinion, the aforementioned financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2002.

February 20, 2023
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

DEMPSEY FINANCIAL NETWORK, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS

Cash	$	1,146,209
Prepaid expenses		12,168
Property and equipment, net of		
accumulated depreciation of $19,572		-
Total Assets	$	1,158,377

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Reserve for Chargebacks		26,000
TOTAL LIABILITIES		26,000
Stockholder's Equity		1,132,377
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,158,377

The accompanying notes are an integral part of these financial statements.

DEMPSEY FINANCIAL NETWORK, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2022

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker-dealer organized under the laws of the state of Georgia that began business in 1995. The Company is registered with the Securities and Exchange Commission, the securities commissions of appropriate states and is a member of the Financial Industry Regulatory Authority.

The Company provides market support and product placement services on behalf of certain insurance carriers that issue variable securities products. The Company is a "sub-wholesaler" for issuers of variable life and variable annuity products.

Cash: The Company maintains its bank accounts at a high credit quality financial institution. The balances at times may exceed federally insured limits.

Income Taxes: The Company has elected to be taxed as an S corporation. Therefore, the income or losses of the Company flow through to its stockholder and no income taxes are recorded in the accompanying financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10 ("ASC 740-10"), Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Date of Management's Review – Subsequent events were evaluated through the date the financial statements were issued.

Revenue Recognition – Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

DEMPSEY FINANCIAL NETWORK, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2022

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition (continued)

The Company recognizes commission revenue upon issuance or renewal of an insurance policy as this satisfies the only performance obligation identified by the Company.

Reserve for Chargebacks – Commissions earned from certain policies sold by the Company are subject to chargeback/refund for a period of time in the event that the policyholder elects to cancel or reduce coverage. The Company has evaluated its exposure to chargebacks and provided a reserve on the accompanying Statement of Financial Condition.

Property and Equipment – Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Accounts Receivable – Accounts receivable are non-interest bearing, uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review, no allowance for credit losses is considered to be necessary.

NOTE B – NET CAPITAL

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $1,120,209, which was $1,115,209 in excess of its required minimum net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 0.02 to 1.00.

NOTE C – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with a sister company owned by the Company's stockholder. The sister company provides the Company with administrative staff, office space and allocates other related operating expenses. The office facilities occupied by the sister company that are shared with the Company are leased from the common stockholder. Expenses are payable monthly and allocated to the Company based on estimated relative costs and benefits of services provided under this agreement. Amounts expensed by the Company under the agreement for 2022 were approximately $102,180.

Financial position and results of operations might differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE D – CONCENTRATIONS

Most of the Company's revenues are earned from business introduced to the Company by a sister company, which is an insurance agency (See Note C).

Approximately 83% of commission revenues earned during 2022 were from one insurance carrier.

NOTE E - CONTINGENCIES

The Company is exposed to litigation in the normal course of business. There is no litigation in progress at December 31, 2022.